                            LORUS THERAPEUTICS INC.

                 FIRST QUARTER June 1, 2003 to August 31, 2003













                          BEING STRONG WHERE IT COUNTS

   LETTER TO SHAREHOLDERS


Dear Shareholder:
We are very pleased to review with you the operating highlights of the first quarter of fiscal 2004.

   Lorus completed a successful unit offering in June that provided Lorus with approximately net $30 million in new capital. With this financing, Lorus had cash and cash equivalents and short-term investments of $49.0 million on August 31, 2003 compared to $25.1 million at May 31, 2003.

   We expanded the Virulizin(R) Phase III clinical trial in patients with advanced pancreatic cancer to over 100 global sites covering Europe and South America in addition to North America and Latin America. This expansion will assist Lorus to meet key milestones in the clinical trials. In addition, this expansion strategically benefits Lorus' future commercial interests as global trials optimize awareness of Virulizin(R) among oncologists worldwide well before any commercial launch.

   Nuchem Pharmaceuticals Inc. (Nuchem), a subsidiary of Lorus, entered into a worldwide exclusive out-licensing agreement with Cyclacel Limited of the UK for NC381 and a library of clotrimazole analogs. Under the agreement, Cyclacel will be responsible for all future drug development costs. Lorus will receive upfront fees of U.S. $0.4 million, milestone payments of up to approximately U.S. $11.6 million assuming all future milestones are achieved and a royalty line on future sale for NC381. Similar milestone and royalty payments will be received for each of any other compounds developed from the library. This transaction allows Lorus to focus its resources on the development of its advanced clinical programs and other preclinical technologies, as well as continues the development of NC381 and the library of clotrimazole analogs by a company with world-class expertise in cell cycle arrest mechanisms.

   During the first quarter of fiscal 2004 and subsequently, the United States National Cancer Institute (NCI) started three of the six clinical trials with GTI-2040 that are the subject of a clinical development agreement with Lorus. The first trial is a Phase II clinical trial for patients with acute myeloid leukemia (AML) in combination with cytarabine. The trial is being conducted at the Ohio State University Medical Center. The second trial is for patients with metastatic breast cancer in combination with capecitabine (Xeloda, Roche), and the third clinical trial launched is for patients with non-small cell lung cancer at the Princess Margaret Hospital in Toronto. In this trial GTI-2040 will be used in combination with docetaxel.

   Patent applications are important to establishing and maintaining a competitive position with respects to Lorus' products and technology. Lorus continued to build its patent portfolio of issued and allowed patents with the allowance of three new patents on three different platform technologies. In June Lorus was allowed a patent in Europe protecting the Company's intellectual property for its lead immunotherapeutic anticancer drug,Virulizin(R). In July Lorus was allowed a patent by the Canadian patent office protecting the intellectual property around a novel anticancer technology called "U-sense" technology. In August Lorus' subsidiary NuChem was allowed a patent by the European patent office protecting the Company's intellectual property interests with regard to certain molecules that inhibit cancer progression characterized by abnormal vascularization.

   During the quarter, Lorus' scientists continued to publish scientific data in peer-reviewed journals, further validating the scientific significance of Lorus' products and technology. In June, results of GTI-2040's anti-tumor activity were published in a well-known journal, Cancer Research. Also, Lorus presented the Phase I clinical study results of GTI-2040 at the American Society of Clinical Oncology (ASCO) meeting. An abstract and presentation on the mechanism of action of Virulizin(R) was also accepted for this meeting. Subsequent to the quarter end, the company published results in Clinical Cancer Research of studies aimed at developing an anticancer gene therapy based on over-expression of a novel tumor suppressor gene in colon cancer cells

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following information should be read in conjunction with the unaudited consolidated financial statements and notes prepared in accordance with Canadian generally accepted accounting principles (GAAP) in this quarterly report, and should also be read in conjunction with the audited consolidated financial statements and notes, and management's discussion and analysis contained in the Company's annual report for the year ended May 31, 2003. All amounts are expressed in Canadian dollars unless otherwise noted.

RESULTS OF OPERATIONS

REVENUE

Lorus recorded revenue of $29,000 from the sale of Virulizin(R), in Mexico in the quarter. The company does not anticipate product revenue in 2004 from any of its other anticancer drugs currently under development.

RESEARCH AND DEVELOPMENT

Research and development expenses for the quarter ended August 31, 2003 increased to $7,263,000 compared to $3,047,000 for the same quarter last year. Cost increases in fiscal 2004 primarily relate to higher clinical trial costs for the expansion of the pivotal Phase III clinical trial of Virulizin(R) for the treatment of advanced pancreatic cancer to over 100 worldwide sites, the upfront supplying of GTI-2040 drug to the U.S. NCI for the NCI sponsored Phase II clinical trial programs, and the expanded GTI-2040 Phase II clinical trial in patients with renal cell carcinoma.

GENERAL AND ADMINISTRATIVE

   General and administrative expenses for the first quarter of fiscal 2004 decreased marginally to $1,231,000 compared to $1,304,000 for the same quarter last year.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization for the first quarter of fiscal 2004 was $99,000, comparable with $95,000 for the same quarter last year.

INTEREST INCOME

   Interest income for the quarter ended August 31, 2003 increased to $393,000 from $370,000 for the same quarter last year. The increase can be attributed primarily to higher cash and short-term investment balance partially offset by lower market interest rates in fiscal 2004.

NET LOSS

Net loss for the quarter ended August 31, 2003 totaled $8,171,000 ($0.05 per share) compared to a loss of $4,076,000 ($0.03 per share) for the same quarter last year. The increase in net loss relates primarily to the expanded Virulizin(R) Phase III clinical trial, the drug supply for the U.S. NCI sponsored GTI-2040 Phase II clinical trial programs and the expanded GTI-2040 Phase II clinical trial in patients with advanced renal cell carcinoma, partially offset by lower administrative costs.

   The Company has incurred annual operating losses since inception related to the research, manufacturing, and clinical development of its proprietary compounds. Losses will continue as Lorus further invests in its drug development programs.

LIQUIDITY AND CAPITAL RESOURCES

   Since inception, Lorus has financed its operations and technology acquisitions primarily from equity financing, the exercise of warrants and stock options, and interest income on funds held for future investment. The Company believes that its available cash, cash equivalents and short-term investments, and the interest earned thereon, should be sufficient to finance its operations and capital needs for at least twelve months.

OPERATING CASH REQUIREMENTS

Lorus' cash used in operating activities for the first quarter of fiscal 2004 increased to $5,889,000 compared to $2,487,000 for the same quarter last year. The increase in the quarter is due mainly to higher clinical trial and product development costs in the quarter partially offset by higher current and accrued liabilities at August 31, 2003.

CASH POSITION

At August 31, 2003 Lorus had cash and cash equivalents and short-term investments totaling $49.0 million compared to $25.1 million at May 31, 2003. Working capital was $43.0 million at August 31, 2003 compared to $20.9 million at May 31, 2003.



/S/ JIM A. WRIGHT
-----------------

DR. JIM A. WRIGHT
Chief Executive Officer

Forward Looking Statements

Except for historical information, this quarterly report contains forward-looking statements, which reflect the Company's current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company's ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company's ability to attract and retain business partners and key personnel, future levels of government funding, the Company's ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

For more information:

GRACE TSE
Lorus Therapeutics Inc.
T 416 798 1200 ext. 380
F 416 798 2200
E ir@lorusthera.com
www.lorusthera.com

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(unaudited)

                                                                                      Period from
                                                               THREE        Three      inception
                                                               MONTHS       months      Sept. 5,
                                                               ENDED        ended       1986 to
(amounts in 000's except for per common share data)           AUG. 31,     Aug. 31,     Aug. 31,
(Canadian Dollars)                                             2003         2002         2003
                                                            -----------  -----------  -----------
REVENUES                                                    $        29  $        --  $        95
                                                            -----------  -----------  -----------
                                                                     29           --           95
                                                            -----------  -----------  -----------
Expenses
Cost of Sales                                                        --           --           55
Research and development                                          7,263        3,047       66,322
General and administrative                                        1,231        1,304       34,109
Depreciation and amortization                                        99           95        8,460
                                                            -----------  -----------  -----------
OPERATING EXPENSES                                                8,593        4,446      108,946
                                                            -----------  -----------  -----------
INTEREST AND OTHER INCOME                                          (393)        (370)      (9,177)
                                                            -----------  -----------  -----------
LOSS FOR THE PERIOD                                               8,171        4,076       99,674
Deficit, beginning of period                                     91,503       74,869           --
                                                            -----------  -----------  -----------
DEFICIT, END OF PERIOD                                      $    99,674  $    78,945  $    99,674
                                                            ===========  ===========  ===========
BASIC AND DILUTED LOSS PER COMMON SHARE                     $      0.05  $      0.03

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING USED
  IN THE CALCULATION OF BASIC AND DILUTED LOSS PER SHARE        171,517      144,416
                                                            ===========  ===========


See accompanying notes to unaudited consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

                                                                                       Period from
                                                                THREE        Three      inception
                                                                MONTHS       months      Sept. 5,
                                                                ENDED        ended       1986 to
(amounts in 000's)                                             AUG. 31,     Aug. 31,     Aug. 31,
(Canadian Dollars)                                               2003         2002         2003
                                                             -----------  -----------  -----------
Operating Activities
Loss for the period                                          $    (8,171) $    (4,076) $   (99,674)
Add items not requiring a current outlay of cash:
  Depreciation and amortization                                      532          485       14,493
  Stock-based compensation                                             4           47        1,340
  Other                                                               --           --          500
Net change in non-cash working capital balances related to         1,746        1,057        5,095
  operations
                                                             -----------  -----------  -----------
CASH USED IN OPERATING ACTIVITIES                                 (5,889)      (2,487)     (78,246)
                                                             ===========  ===========  ===========

Investing Activities
Sale (purchase) of short-term investments, net                    (4,952)       3,478      (29,171)
Acquisition, net of cash received                                     --           --         (539)
Acquired research and development                                     --           --         (715)
Additions to fixed assets                                            (71)        (302)      (5,063)
Cash proceeds on sale of fixed assets                                 --           --          348
                                                             -----------  -----------  -----------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                   (5,023)       3,176      (35,140)
                                                             ===========  ===========  ===========

Financing Activities
Issuance of warrants                                               4,537           --       36,414
Issuance of common shares                                         25,336            4       97,083
Additions to deferred financing costs                                 --           --         (245)
                                                             -----------  -----------  -----------
CASH PROVIDED BY FINANCING ACTIVITIES                             29,873            4      133,252
                                                             ===========  ===========  ===========
INCREASE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD           18,961          693       19,866
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                       905        1,165           --
                                                             -----------  -----------  -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD                     $    19,866  $     1,858  $    19,866
                                                             ===========  ===========  ===========

See accompanying notes to unaudited consolidated financial statements

CONSOLIDATED BALANCE SHEETS


                                               AUGUST 31,    May 31,
(amounts in 000's)                                2003        2003
(Canadian Dollars)                            (UNAUDITED)   (audited)
                                              -----------  -----------
Assets
CURRENT ASSETS
Cash and cash equivalents                     $    19,866  $       905
Short-term investments                             29,171       24,219
Prepaid expenses and amounts receivable               906        1,104
                                              -----------  -----------
TOTAL CURRENT ASSETS                               49,943       26,228
FIXED ASSETS                                        1,483        1,507
GOODWILL                                              606          606
ACQUIRED RESEARCH AND DEVELOPMENT                   5,232        5,669
DEFERRED FINANCING COSTS                              245          245
                                              -----------  -----------
                                              $    57,509  $    34,255
                                              ===========  ===========

Liabilities and Shareholders' Equity
CURRENT LIABILITIES
Accounts payable                              $     3,003  $     1,318
Accrued liabilities                                 3,905        4,042
                                              -----------  -----------
TOTAL CURRENT LIABILITIES                           6,908        5,360
SHAREHOLDERS' EQUITY
Share capital (note 2)
  Common shares
    Authorized: unlimited number of shares;
    Issued and outstanding (000's):
    August 31, 2003 -- 171,517
    May 31, 2003 -- 145,285                       144,566      120,441
  Warrants (note 2)                                 4,324           --
  Compensation option (note 2)                      1,405           --
  Deferred stock-based compensation                   (20)         (43)
Deficit accumulated during
  development stage                               (99,674)     (91,503)
                                              -----------  -----------
TOTAL SHAREHOLDERS' EQUITY                         50,601       28,895
                                              -----------  -----------
                                              $    57,509  $    34,255
                                              ===========  ===========


See accompanying notes to unaudited consolidated financial statements




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)


1. Basis of Presentation
These unaudited consolidated interim financial statements of Lorus Therapeutics Inc. ("the Company") have been prepared by the Company in accordance with accounting principles generally accepted in Canada and comply in all material respects with accounting principles generally accepted in the United States and follow the same accounting policies and methods of application as the audited annual financial statements for the year ended May 31, 2003. These statements should be read in conjunction with the audited consolidated financial statements for the year ended May 31, 2003.

   The information furnished as at and for the three months ended August 31, 2003 and August 31, 2002 reflect, in the opinion of management, all adjustments consisting only of normal recurring adjustments, necessary for a fair presentation of the results of the interim periods presented. Interim results are not necessarily indicative of results for a full year.

2. Share capital
(A) SHARE ISSUANCE
On June 11, 2003, the Company raised gross proceeds of $32,775,000 by way of a public offering of 26,220,000 units at a price of $1.25 per unit. Each unit consists of one common share and one one-half of one purchase warrant. Each whole warrant entitles the holder to purchase a common share at a price of $1.75 at any time on or before December 10, 2004. In addition the Company issued 1,835,400 compensation options with a fair value of $1,468,000 for services in connection with the completion of the offering. Each compensation option entitles the holder to acquire one unit for $1.27 at any time on or before December 10, 2004. The company incurred expenses of $4,393,000 for the issuance, which include the non-cash charge of $1,468,000 being the fair value of the compensation option. The Company allocated $4,324,000 of the net proceeds to the warrants, $1,405,000 to the compensation option and $24,121,000 to share capital.

(B) STOCK OPTIONS
As of August 31, 2003 and May 31, 2003, there were 6,387,000 and 5,378,000 options outstanding to acquire common shares of the Company. During the three month period ended August 31, 2003, 12,000 options were exercised to purchase common shares of the Company.

(C) LOSS PER SHARE
The Company has excluded from the calculation of diluted loss per share all common shares potentially issuable upon the exercise of stock options, warrants and compensation options that could dilute basic loss per share, because to do so would be anti dilutive.

3. Pro forma disclosure for Employee Stock Based Compensation

The Company accounts for its stock options granted to employees using the intrinsic value method. Section 3870 requires companies not using the fair value method to disclose pro forma net earnings and earnings per share information as if the Company had accounted for employee stock options under the fair value method. The Company has elected to disclose pro forma net loss and pro forma net loss per share as if the Company had accounted for its options since 1995 under the fair value method.

A summary of the pro forma impact on the statement of loss is presented in the table below.


                                        THREE     Three
                                        MONTHS    months
                                        ENDED     ended
                                        AUG 31,   Aug 31,
(amounts in 000's)                       2003      2002
                                       -------   -------
Loss for the period                    $ 8,172   $ 4,076
Compensation expense related
  to the fair value of stock options       250       675
                                       -------   -------
Pro forma loss for the period          $ 8,422   $ 4,751
                                       -------   -------
Pro forma loss per common share        $  0.05   $  0.03
                                       =======   =======


The fair value of each option granted has been estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions used for options granted in the three months ended August 31, 2003: (i) dividend yield of 0%; (ii) expected volatility of 110%; (iii) risk free interest rate of 2.85% and (iv) expected life of 5 years. The Company has assumed no forfeiture rate as adjustments for actual forfeitures are made in the year they occur. The weighted-average grant date fair values of options issued in the three month periods ended August 31, 2003 and August 31, 2002 were $0.92 and $0.59 per share respectively.

4. Subsequent event
Subsequent to the quarter-end, NuChem Pharmaceuticals Inc.("NuChem"), a subsidiary of the Company, entered into an exclusive worldwide license agreement with Cyclacel Limited for the development and commercialization of NC 381 and other drug candidates from a library of clotrimazole analogs licensed by NuChem from Harvard Medical School in 1997.

Under the terms of the agreement, NuChem will receive upfront fees of U.S. $400,000 and milestone payments. NuChem will also receive royalties based on product sales. Cyclacel will be responsible for all future drug development costs.